

May 21, 2020

<u>Via Email</u>

Viktor Sapezhnikov, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019

>   **Re: GCP Applied Technologies Inc.**
>   **Definitive Additional Materials on Schedule 14A**
>   **Filed on May 20, 2020**
>   **File No. 001-37533**

Dear Mr. Sapezhnikov:

We have reviewed the filings above and have the following comments:

1. Please refer to the following statement: "We also believe independent shareholders should be concerned with allowing Starboard and 40 North to take creeping control of the Company." Please clarify what the term "creeping control" is intended to refer to. To the extent that it is referring to Starboard's nominees, please refrain from using this formulation in future filings. Starboard's nominees, if elected, will owe fiduciary duties and otherwise be accountable to all of the Company's shareholders. While Starboard has proposed six nominees for election who, if elected, would comprise a majority of the Board, as a matter of law and fact, Starboard will not be obtaining "control" of the Company within the meaning of the term as defined in Rule 12b-2 if its solicitation succeeds.

2. Please refer to the quoted statement in comment #1. Please either provide support for the implication that Starboard and 40 North are coordinating with one another—with respect to Starboard's proxy solicitation or otherwise—or refrain from making such statement in future filings.

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We remind you that the registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Valian Afshar, Special Counsel, at (202) 551-8729, or me, at (202) 551-3444.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions

cc: Adam O. Emmerich, Esq.
       Gregory E. Ostling, Esq.
       Wachtell, Lipton, Rosen & Katz